Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

June 20, 2014

VIA EDGAR

Ms. Jamie Walter

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Insurance Trust (File Nos. 333-93813 and 811-09761)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. Roberts:

The following are responses to the comments that we received from you by telephone on April 1, 2014, regarding Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A for the Direxion VP Monthly S&P 500® Bear 2X Fund, Direxion VP Indexed Synthetic Convertible Strategy Fund and Direxion VP Indexed Synthetic Convertible Strategy Bear Fund (each a “Fund” and collectively the “Funds”), each a series of the Direxion Insurance Trust (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on February 14, 2014. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

1.	Please confirm that all information currently bracketed in the documents will be included in the Trust’s 485BPOS filing.

The Trust confirms that all information that was bracketed in the 485APOS filing is included in the Trust’s 485POS filing.

Securities and Exchange Commission

June 20, 2014

Summary Prospectus (Direxion VP Monthly S&P 500® Bear 2X Fund)

2.	In all references where the Direxion VP Monthly S&P 500® Bear 2X Fund (the “S&P 500 Bear Fund”) indicates that it tracks the S&P 500® Index (the “Index”), please also state that the S&P 500 Bear Fund is seeking to track the inverse of the performance of the Index. This appears to have been inadvertently omitted in certain instances.

The Trust has incorporated the requested disclosure.

Summary Prospectus (Direxion VP Indexed Synthetic Convertible Strategy Fund and Direxion VP Indexed Synthetic Convertible Strategy Bear Fund)

3.	The Staff notes that the use of “Synthetic Convertible” in each Fund’s name implicates Rule 35d-1 of the 1940 Act. Accordingly, please include an 80% test indicating that each Fund invests 80% of its assets in securities implicated by each Fund’s name.

The Direxion VP Indexed Synthetic Convertible Strategy Fund has changed its name to the Direxion VP Indexed CVT Strategy Fund and the Direxion VP Indexed Synthetic Convertible Strategy Bear Fund has changed its name to the Direxion VP Indexed CVT Strategy Bear Fund.

Additionally, the Direxion VP Indexed Synthetic Convertible Strategy Fund has added the following 80% test to its Investment Strategy Section:

The Fund, under normal circumstances, invests at least 80% of its net assets, plus borrowings for investment purposes if any, in securities that comprise the QES Synthetic Convertible Index (“Index”) and/or financial instruments that provide exposure to the Index.

The Direxion VP Indexed Synthetic Convertible Strategy Bear Fund has added the following 80% test to its Investment Strategy Section:

The Fund, under normal circumstances, invests at least 80% of its net assets, plus any borrowings for investment purposes if any, in the securities that comprise the QES Synthetic Convertible Index (the “Index”) and/or financial instruments that, in combination, provide inverse or opposite exposure to the Index through the Fund’s use of short positions.

4.	In the “Portfolio Turnover” section of each Fund’s Summary Prospectus, please remove the reference to “and may result in higher taxes when Fund Shares are held in a taxable account,” as this disclosure does not apply to variable products.

The Trust has removed the requested disclosure.

Securities and Exchange Commission

June 20, 2014

Summary Prospectus (Direxion VP Monthly S&P 500® Bear 2X Fund, Direxion VP Indexed Synthetic Convertible Strategy Fund and Direxion VP Indexed Synthetic Convertible Strategy Bear Fund)

5.	In the “Annual Fund Operating Expenses” table under the section “Fees and Expenses of the Fund” in each Fund’s Summary Prospectus, please consider removing footnote one, as the disclosure is not permitted or required by Form N-1A. Rather, please consider placing the information contained in footnote one in the portion of the Prospectus that discloses the information required by Item 9 or Item 10.

Instruction 3(c)(ii) to Item 3 on Form N-1A requires that a fund’s “Other Expenses” be disclosed in a line item to it’s Annual Fund Operating Expenses table, and Instruction 3(c)(iii) thereof provides that the “Other Expenses” line item may be comprised of subcaptions. The Trust notes that in addition to disclosure required to be included pursuant to Form N-1A, the Trust must also comply with Rule 408 of the Securities Act of 1933 which requires that, “In addition to the information expressly required to be included in a registration statement, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.” The Trust is a party to an Operating Services Agreement on behalf of each Fund, and the expenses thereof are disclosed as a subcaption to the “Other Expenses” line item in each Fund’s Annual Fund Operating Expenses table. However, the Trust believes that additional disclosure concerning the expenses of the Operating Services Agreement, such as its duration and certain exclusions therefrom, are necessary to disclose in the context of each Fund’s Operating Expenses table in order to provide the additional information necessary to make the disclosure presented not misleading. The Trust further believes that in instances relating to the fees and expenses of a Fund, the fees should be fully and completely described so as to be clearly understood by shareholders and, as a result, the Trust feels compelled by Rule 408 to retain the disclosure discussed in footnote one as a footnote to each Fund’s Annual Operating Expenses table.

6.	In the “Annual Fund Operating Expenses” table under the section “Fees and Expenses of the Fund” in each Fund’s Summary Prospectus, please confirm that a separate line item presenting acquired fund fees and expenses is not necessary.

The Trust responds by confirming that the requested line item is currently included in the Direxion VP Indexed Synthetic Convertible Strategy Fund’s Annual Fund Operating Expense table. The Trust confirms that the line item has not been included in the S&P 500 Bear Fund and Direxion VP Indexed Synthetic Convertible Strategy Bear Fund’s (the “Bear Funds”) Annual Fund Operating Expense table because it is not necessary. The Trust confirms supplementally that the Acquired Fund Fees and Expenses related to the Bear Funds are not expected to exceed 0.01%, therefore an acquired fund fees and expenses line item is not included.

7.	For the S&P 500 Bear Fund and Direxion Indexed Convertible Strategy Bear Fund’s “Annual Fund Operating Expenses” table, please confirm whether “Other Expenses” will include dividend payments on short sales or interest expenses on borrowing and, if so, please confirm that those expenses will be included in each Fund’s “Other Expenses” line item.

Securities and Exchange Commission

June 20, 2014

The Trust notes that each Fund intends to achieve its investment objective by obtaining short exposure to its underlying index by utilizing future and forward contracts and swap agreements. The Trust confirms that these types of financial instruments do not pay dividends, accordingly expenses for dividend payments on short sales are not incurred, and are therefore will not be reflected in the “Other Expenses” line item in the fee table. Additionally, shorting these types of financial instruments does not require a Fund to pay interest related to borrowing, and, accordingly, the Trust confirms that expenses related to borrowing are not expected to be incurred, and consequently also are not be reflected in the “Other Expenses” line item. If dividends on short sales or interest expenses on borrowing is incurred by the Fund, those expenses will be included in the “Other Expenses” line item at that time.

8.	In each Fund’s Summary Prospectus under “Management”, please disclose each Portfolio Manager’s length of service using a Fund’s inception date, rather than indicating “since inception.”

The Trust notes that a specific inception date is not known at this time, as the launch date of each Fund has not yet been determined. As such, the Trust respectfully declines to add such disclosure at this time.

Prospectus (Direxion VP Monthly S&P 500® Bear 2X Fund and Direxion VP Indexed Synthetic Convertible Strategy Fund)

9.	With regard to each Fund’s investment in derivatives, as discussed in each Fund’s corresponding “Principal Investment Strategy” section, please be mindful of the SEC’s Staff’s letter to the Investment Company Institute dated July 30, 2010, regarding derivatives-related disclosure by investment companies.

In a letter to the Investment Company Institute (“ICI”) dated July 30, 2010, Barry Miller, the Associate Director of the Division of Investment Management’s Office of Legal and Disclosure outlined certain staff concerns with industry disclosure of derivatives. In particular, the letter noted the Staff’s concern with registrants providing derivatives disclosure that was either too brief and generic, or that was too long and complex. The Staff stated its view that appropriate derivatives disclosure will be “tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.” The disclosure “should describe the purpose that the derivatives are intended to serve in the portfolio.and the extent to which derivatives are expected to be used.” Funds should avoid enumerating a generic “laundry list” of derivatives.

The Trust has reviewed its currently proposed derivatives disclosure, and it believes that the disclosure as presently written addresses the Staff’s concerns as set forth in its letter to the ICI. The Trust does not disclose every derivative in which it can invest; there are a number of other derivative instruments listed in its statement of additional information (“SAI”) that are not discussed in the prospectus. The Trust carefully describes the specific, principal purposes for which the derivatives will be used. The Trust believes that the current disclosure, its scope, specificity, and location in the principal investment strategies effectively identifies the purpose and extent of its proposed derivative usage. The Trust does not believe any change to the current disclosure is required at this time.

Securities and Exchange Commission

June 20, 2014

Prospectus (Direxion VP Monthly S&P 500® Bear 2X Fund)

10.	Please consider relocating the volatility table in the “Effects of Compounding and Market Volatility Risk” under “Principal Investment Risks” from the Summary portion of the Prospectus to the back portion of the Prospectus, as the table is too lengthy to include in the S&P 500 Bear Fund’s Summary Prospectus.

The Trust believes that the volatility table is appropriate where it is currently located, accordingly, the Trust respectfully declines to amend its risk disclosure in accordance with this comment.

Prospectus (Direxion VP Monthly S&P 500® Bear 2X Fund, Direxion VP Indexed Synthetic Convertible Strategy Fund and Direxion VP Indexed Synthetic Convertible Strategy Bear Fund)

11.	In the “Similarly Managed Accounts Performance” section, please make clear that the average annual total returns presented are for the similarly managed account and not the S&P 500 Bear Fund. Because the name of the S&P 500 Bear Fund is akin to that of the similarly managed account, the information may mislead investors to believe the returns presented are for the S&P 500 Bear Fund.

The Trust responds by adding the subheading “Similarly Managed Account Performance” preceding the similarly managed account’s average annual total returns table.

12.	Please consider revising the “Rule 12b-1 Fees” section heading to make clear that the section also relates to the separate shareholder servicing fee described in this section of the Funds’ Prospectuses.

The Trust responds by adding “and Shareholder Servicing Fees” to the section heading.

13.	Please confirm that the prior performance information presented in the Funds’ Prospectuses under “Similarly Managed Accounts Performance” does not exclude any other similarly managed accounts. If any similarly managed accounts have been excluded, please indicate how this complies with SEC Investment Management Guidance Update No. 2013-5 (August 2013).

The Trust confirms that the prior performance information for any similarly managed account is presented in the Funds’ Prospectuses.

Securities and Exchange Commission

June 20, 2014

14.	Please confirm that the standard SEC methodology was used to calculate the prior performance of the Funds’ Similarly Managed Accounts. If this methodology was not used, please disclose how the performance was calculated and the reason it differs.

The Trust confirms that the SEC’s standard calculation methodology was used to calculate the performance of the Funds’ similarly managed accounts.

Prospectus (Direxion VP Indexed Synthetic Convertible Strategy Fund and Direxion VP Indexed Synthetic Convertible Strategy Bear Fund)

15.	Under the “Index Licensor” section of the Funds’ Prospectus, with respect to the statement, “The Prospectus contains a more detailed description of the limited relationship QES has with Direxion Funds and any related financial securities” please add a cross-reference to the location of this information in the Prospectus.

The Trust responds by removing the above-reference disclosure, as it is not applicable to the Funds’ Prospectus.

16.	In the “Similarly Managed Accounts Performance” section, please revise both the performance table heading and the narrative preceding the performance table to clarify that the similarly managed accounts’ performance is not annual; rather the returns are only for a few months. Please also clarify that the performance presented is not indicative of performance for a longer period.

The Trust has made the requested clarifications.

17.	In the “Similarly Managed Accounts Performance” section, please explain the reason why the QES Synthetic Convertible Index is an appropriate index to include in the performance table. In particular, please confirm that the index is sufficiently broad based index.

The Trust confirms that the QES Synthetic Convertible Index is a sufficiently broad based index and responds by adding a footnote to the performance table describing the index.

Statements of Additional Information (Direxion VP Monthly S&P 500® Bear 2X Fund, Direxion VP Indexed Synthetic Convertible Strategy Fund and Direxion VP Indexed Synthetic Convertible Strategy Bear Fund

18.	Please revise the discussion related to the Commodity Futures Trading Commission under “Option, Futures and Other Derivative Strategies” to reconcile whether each Fund will register as a Commodity Pool.

The Trust confirms that each Fund will register as a commodity pool upon the commencement of each Fund’s operations, and confirms that the disclosure in the Statements of Additional Information reflects this intention.

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Securities and Exchange Commission

June 20, 2014

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202) 778-9220 or Nicole Trudeau (202) 778-9189 at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC